UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                          (Commission File No. 1-14728)

                                 Lan Chile S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                               Form 20-F  X  Form 40-F
                                         ---          ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes       No  X
                                      ---       ---

                                 MATERIAL FACT
                                 -------------


                                                        Santiago, March 22, 2004


Sir
Alejandro Ferreiro Yazigi
Superintendente de Valores y Seguros


Dear Sirs,

Pursuant to articles 9 and 10 of Act No. 18,045, I hereby inform you that Lan Chile's Board of Directors in an Extraordinary Meeting held on March 19, 2004 acknowledged an eventual secondary offering of approximately 10% of the company's shares and agreed to provide the necessary assistance to carry out such secondary offering, authorizing the management to: (i) deliver financial, accounting and legal information which may be necessary to prepare a prospectus in accordance with the offering requirements of the Securities and Exchange Commission of the United States of America ("SEC"); (ii) cooperate in the preparation and filing before the SEC of the aforementioned prospectus as well as responding to any comments the SEC may have; (iii) authorize certain officers to be involved in the due diligence, presentations and road shows that could take place to respond to future investors' queries; and (iv) generally, to assist in any other manner that could be reasonably necessary to sell the shares of the company in a secondary offering.

Finally, Lan Chile S.A. will not incur any costs in connection with this transaction.


Sincerely,



Luis Ernesto Videla B.
General Manager
Lan Chile S.A.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 22, 2004



                                  Lan Chile S.A.

                                  /s/ Alejandro de la Fuente Goic
                                  -------------------------------
                                  By: Alejandro de la Fuente Goic
                                      Chief Financial Officer